UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This

Form

6-K

consists

of

the

UBS

Switzerland

AG

audited

standalone

financial

statements

for

the

year

ended
31 December 2024, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory

information for the year ended
31 December 2024

Table of contents
1
Report of the statutory auditor
5
UBS Switzerland AG standalone financial statements
(audited)
5
Income statement
6
Balance sheet
7
Off-balance sheet
7
Statement of changes in equity
8
1
Name, legal form and registered office
8 2
Accounting Policies, Change in Organization and Risk
Management
11
3a

Net trading income by business
11
3b

Net trading income by underlying risk category
11
4

Personnel expenses
11
5
General and administrative expenses
12 6
Extraordinary expenses
12
7

Taxes
12
8
Securities financing transactions
13 9a
Collateral for loans and off-balance sheet transactions
13 9b
Impaired financial instruments
14
10a

Allowances
14
10b

Provisions
15
10c

Development of allowances and provisions for credit
losses
16
10d

Balance sheet and off-balance sheet positions subject to
ECL
17
10e

Financial assets subject to credit risk, by rating category
19
11

Trading portfolio and other financial instruments
measured at fair value
20
12

Derivative instruments
21
13a

Financial investments by instrument type
21
13b

Financial investments by counterparty rating – debt
instruments
22
14

Investments in subsidiaries and other participations
22
15

Companies in which the bank holds a permanent direct
or indirect significant participation
23
16

Property,

equipment and software
23
17a

Other assets
23
17b

Other liabilities
24
18

Pledged assets
24
19

Maturity structure of financial instruments
25
20

Assets and liabilities by domestic and foreign origin in
accordance with the domicile principle
25
21

Total

assets by geographical location
26
22

Country risk of total assets
27
23

Assets and liabilities by the most significant currencies for the bank
28
24

Bonds issued and loans from central mortgage
institutions
28
25a

Share capital
28
25b

Significant shareholders
29
26

Swiss pension plans
29
27

Related parties
30
28

Fiduciary transactions
30
29a

Invested assets and net new money
30
29b

Development of invested assets
31
Statement of proposed appropriation of total profit
and dividend distribution
32
UBS Switzerland AG standalone regulatory
information
32
Key metrics for the fourth quarter of 2024
34
Swiss systemically relevant bank going and gone concern
requirements and information
36
Capital instruments
42
Climate risk
43
Appendix

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 14 March 2025

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Switzerland AG (the Company), which comprise the statement of financial position as at 31 December 2024, the statement of income and the statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Switzerland AG standalone

Shape the future
with confidence

Page 2

Determination and valuation of allowances and provisions for expected credit losses

Area of focus

On 31 December 2024, UBS Switzerland AG's allowances and provisions for expected credit losses ("ECL") were CHF 1,719 million. As explained in Notes 2 and 10 to the financial statements, ECL is recognized for financial assets measured at amortized cost, fee and lease receivables, guarantees, irrevocable loan commitments, revolving revocable credit lines, and forward starting reverse repurchase and securities borrowing agreements. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment ("stage 3"), as well as losses inherent in the loan portfolio that are not specifically identified ("stage 1 and stage 2"). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their selection and their probability weightings, post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2024, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgement, specifically within the following three areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights; (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions; and (iii) post-model adjustments.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

Our audit response

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, as well as selected post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-

UBS Switzerland AG standalone

Page 3

model adjustments by considering management's governance process, assumptions used and sensitivity analysis.

We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of data flow and calculation logic in the ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 2 and 10 to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

UBS Switzerland AG standalone

Page 4

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

F. de Gara

Francesco de Gara
Licensed audit expert
(Auditor in charge)

M. Russheim

Marc Russheim
Licensed audit expert

UBS Switzerland AG standalone

UBS Switzerland AG standalone financial

statements (audited)

UBS Switzerland AG standalone financial statements
(audited)
Income statement
For the year ended
CHF m Note 31.12.24 31.12.23
Interest and discount income

10,715

6,873
Interest and dividend income from trading portfolio

0

2
Interest and dividend income from financial investments

561

261
Interest expense

(6,185)

(2,691)
Gross interest income

5,091

4,445
Credit loss (expense) / release

10

(292)

(40)
Net interest income

4,799

4,404
Fee and commission income from securities and investment business

4,458

3,481
Credit-related fees and commissions

283

206
Other fee and commission income

1,290

861
Fee and commission expense

(937)

(409)
Net fee and commission income

5,094

4,139
Net trading income

3

1,268

900
Net income from disposal of financial investments

45

0
Dividend income from investments in subsidiaries and other

participations

127

15
Income from real estate holdings

1

0
Sundry ordinary income

619

233
Sundry ordinary expenses

(47)

(36)
Other income from ordinary activities

745

212
Total operating income

11,906

9,655
Personnel expenses

4

2,988

2,019
General and administrative expenses

5

5,487

3,565
Subtotal operating expenses

8,476

5,584
Impairment of investments in subsidiaries and other participations

17

0
Depreciation and impairment of property, equipment and software

16

349

224
Changes in provisions for litigation, regulatory and similar matters, and other provisions

10

89

8
Total operating expenses

8,931

5,816
Operating profit

2,975

3,839
Extraordinary expenses

6

91

0
Tax expense / (benefit)

7

513

706
Net profit / (loss) for the period

2,371

3,133

UBS Switzerland AG standalone financial

statements (audited)

Balance sheet

CHF m Note 31.12.24 31.12.23
Assets
Cash and balances at central banks

103,477

73,264
Due from banks

10

9,217

2,905
Receivables from securities financing transactions

8

11,229

53
Due from customers

9, 10

77,552

50,543
Mortgage loans

9, 10

282,382

168,682
Trading portfolio assets

11

2,011

1,507
Derivative financial instruments

12

4,275

1,666
Financial investments

13

22,478

13,553
Accrued income and prepaid expenses

732

565
Investments in subsidiaries and other participations 14, 15

1,101

107
Property, equipment and software

16

1,078

992
Other assets

17

694

392
Total assets

516,228

314,231
of which: subordinated assets

105

1
of which: subject to mandatory conversion and / or debt waiver

105

0
Liabilities
Due to banks

84,123

37,136
of which: total loss-absorbing capacity eligible

27,374

16,176
Payables from securities financing transactions

8

9,202

283
Due to customers

359,045

246,756
Trading portfolio liabilities

11

258

209
Derivative financial instruments

12

1,478

1,537
Bonds issued and loans from central mortgage institutions

24

31,574

9,183
Accrued expenses and deferred income

1,962

1,338
Other liabilities

17

2,541

1,688
Provisions

10

447

175
Total liabilities

490,631

298,305
Equity
Share capital

25

10

10
Statutory capital reserve

21,837

11,354
of which: capital contribution reserve

20,675

11,354
of which: other statutory capital reserve

1,161

0
Voluntary earnings reserve

1,378

1,430
Net profit / (loss) for the period

2,371

3,133
Total equity

25,596

15,926
Total liabilities and equity

516,228

314,231
of which: subordinated liabilities

27,409

16,212
of which: subject to mandatory conversion and / or debt waiver

27,409

16,212

UBS Switzerland AG standalone financial

statements (audited)

Balance sheet (continued)
CHF m 31.12.24 31.12.23
Off-balance sheet items
Contingent liabilities, gross

16,009

7,967
Sub-participations

(1,013)

(686)
Contingent liabilities, net

14,996

7,281
of which: guarantees to third parties related to subsidiaries

23

17
of which: credit guarantees and similar instruments

7,090

2,957
of which: performance guarantees and similar instruments

5,025

2,308
of which: documentary credits

2,858

1,999
Irrevocable commitments, gross

28,241

15,658
Sub-participations

(30)

(7)
Irrevocable commitments, net

28,211

15,651
of which: loan commitments

26,663

14,458
of which: payment commitment related to deposit insurance

1,549

1,193
Forward starting transactions
1

2,800

0
of which: reverse repurchase agreements

2,800

0
Liabilities for calls on shares and other equity instruments

168

55
1 Cash to be paid in the future by either UBS or the counterparty.
Off-balance sheet items
UBS Switzerland

AG is

jointly

and severally

liable for

the

combined value

-added tax

(VAT)

liability of

UBS entities

that
belong to the VAT

group of UBS in Switzerland. This contingent liability

is not included in the table above.
Swiss deposit insurance
Swiss

banking

law

and

the

deposit

insurance

system

require

Swiss

banks

and

securities

dealers

to

jointly

guarantee
privileged client deposits in the event

that a Swiss bank or securities dealer

becomes insolvent. The payment obligations
for all banks

corresponds to

the value

specified in applicable

law of

1.6% of all

protected deposits

in Switzerland.

The
share of UBS Switzerland AG in

the table above increased to CHF 1,549m as of

1 July 2024, compared with CHF 1,193m
as of 31 December 2023, mainly due to the merger with

Credit Suisse (Schweiz) AG.
Joint and several liability
In

June

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS AG to UBS Switzerland

AG through an asset transfer in accordance

with the Swiss Merger Act.

As of

31 December

2024, the

joint and

several liability

of UBS

Switzerland

AG for

contractual

obligations of

UBS AG
amounted to CHF 2bn, compared with CHF 3bn as of 31 December

2023.
Furthermore, as of

31 December 2024,

UBS Switzerland

AG is also

jointly and severally

liable for UBS

AG’s liabilities of
CHF 538m under

the international

covered bond

program originally

issued by

former Credit

Suisse AG,

for which

UBS
Switzerland

AG

has

pledged

assets

with

a

carrying

value

of

CHF 911m.

UBS

AG

has

provided

cash

deposits

to

UBS
Switzerland AG to fully collateralize this contingent liability.
As of 31 December 2024, the probability of

cash outflows for these matters was assessed to

be remote and, as a result,
no exposures were included in the table above.

Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2024

10

11,354

1,430

3,133

15,926
Balance recognized upon the merger with Credit Suisse (Schweiz)

AG as of 1.4.24

0

10,483

700
1

11,183
Dividend distribution

(3,133)

(3,133)
Dividend distribution of Credit Suisse (Schweiz) AG

(700)

(700)
Dividend out of voluntary earnings reserve

(51)

0

(51)
Net profit / (loss) for the period

2,371

2,371
Balance as of 31 December 2024

10

21,837

1,378

2,371

25,596
1

CHF 700m profit carried forward and subsequently distributed as dividend, as approved by the Annual General Meeting of Credit

Suisse (Schweiz) AG on 23 April 2024.

UBS Switzerland AG standalone financial

statements (audited)

Note 1

Name, legal form and registered office
UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking

law as an
Aktiengesellschaft
, a corporation limited by shares.

Its registered office

is at
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG

is 100% owned by UBS

AG.
Note 2

Accounting Policies, Change in Organization and Risk

Management
a) Significant accounting policies
The

UBS

Switzerland AG

standalone

financial

statements

are

prepared

in

accordance

with

Swiss

GAAP

(the

FINMA
Accounting

Ordinance,

FINMA

Circular

2020/1

“Accounting

–

banks”

and

the

Banking

Ordinance)

and

represent
“reliable assessment

statutory standalone

financial statements”.

The accounting

policies are

principally the same

as for
the consolidated

financial statements

of UBS

Group AG

outlined in

Note 1 to

the consolidated

financial statements

of
UBS

Group AG

included

in

the

UBS

Group AG

Annual

Report

2024.

Major

differences

between

the

Swiss

GAAP
requirements and

IFRS Accounting

Standards are

described in

Note 33 to the

consolidated financial

statements of

UBS
Group AG. The functional currency of UBS Switzerland

AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland

AG are discussed below.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information
Compensation policy
The

compensation

structure

and

processes

of

UBS

Switzerland AG

conform

to

the

compensation

principles

and
framework of UBS Group AG.
›
Refer to the UBS Group AG Compensation Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information
Deferred compensation
UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under
such plans to UBS Switzerland AG employees are

charged by UBS Group AG to UBS Switzerland

AG.
›
Refer to “Note 27 Employee benefits: variable

compensation”

in the “Consolidated financial statements” section

of the UBS Group
Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information
Foreign currency translation
Transactions

denominated in foreign

currency are

translated into Swiss

francs at the

spot exchange rate

on the date

of
the transaction.

At the

balance sheet

date, all

monetary assets

and liabilities,

as well

as equity

instruments recorded

in
Trading portfolio assets

and
Financial investments,

denominated in foreign currency are translated

into Swiss francs using
the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the
date of the transaction. All currency translation effects

are recognized in the income statement.
The main

currency translation

rates used

by UBS

Switzerland AG are

provided in

Note 32 to

the consolidated

financial
statements of UBS Group AG.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information
Group-internal funding
UBS Switzerland

AG obtains

funding from

UBS AG

in the

form of

loans that

qualify as

going concern

additional tier

1
(AT1)

capital

and

as

gone

concern loss-absorbing

capacity

at

the

UBS

Switzerland

AG

standalone

level.

A

portion

of
Group-internal funding obtained is further on lent to a subsidiary in the form of loans.

Where such

Group-internal funding

is eligible

to meet

the requirements

for total

loss-absorbing capacity

(TLAC) at

the
level of UBS

Switzerland AG, the

aggregate amount of

the respective obligations

is separately

disclosed on the

balance
sheet. For those TLAC instruments that are eligible

to meet the going concern capital requirements (i.e. are subordinated and subject to

mandatory conversion

and / or

debt waiver,

as explained below),

the aggregate

corresponding amounts
are disclosed on the balance sheet.
Obligations of

UBS Switzerland

AG arising

from Group-internal

funding it

has received

are presented

as
Due to

banks
and measured

at

amortized

cost.

UBS Switzerland

AG

claims arising

from

Group-internal

funding

it has

provided

are
presented as Due from banks

and are measured at amortized cost less any allowance

for expected credit losses.

UBS Switzerland AG standalone financial

statements (audited)

Note 2

Accounting Policies, Change in Organization and Risk

Management (continued)
Subordinated assets and liabilities
Subordinated assets are composed of

claims that, based on

an irrevocable written declaration, in

the event of liquidation,
bankruptcy

or

composition

concerning

the

debtor,

rank

after

the

claims of

all

other

creditors

and

may

not

be

offset
against

amounts

payable

to

the

debtor

nor

be

secured

by

its

assets.

Subordinated

liabilities

are

composed

of
corresponding obligations.
Subordinated liabilities that

contain a point-of-non-viability

clause in

accordance with Swiss

capital requirements pursuant
to Art.

29 and 30

of the

Capital Adequacy

Ordinance are

disclosed as being
Subject to

mandatory conversion

and / or
debt waiver

and provide for

the claim or

the obligation

to be written

off or converted

into equity in

the event that

the
issuing bank reaches a point of non-viability.
Services received from and provided to Group entities
UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company,

mainly relating
to

Group

Technology,

Group

Operations

and

Group

Corporate

Services,

as

well

as

certain

other

services

from

other
Group entities. UBS Switzerland AG provides services to Group entities,

mainly relating to the distribution of security and
investment products. Services

received from

and provided

to Group entities

are settled

in cash as

hard cost transfers

or
hard revenue transfers paid or receiv

ed.
When the

nature of

the underlying

transaction

between UBS

Switzerland

AG and

the Group

entity contains

a

single,
clearly identifiable

service element,

related income

and expenses

are presented

in the respective

income statement

line
item, e.g.
Fee and commission income

from securities and

investment business, Other

fee and commission income,

Fee
and commission

expense, Net

trading income
or

General and

administrative expenses.
To the

extent the

nature of

the
underlying transaction contains

various service elements

and is not clearly

attributable to a

particular income statement
line item, related income and expenses are presented in

Sundry ordinary income

and

Sundry ordinary expenses.
›
Refer to Note 5 for more information
Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards

or Swiss

accounting standards

for post-employment

benefit
plans, with the election made on a plan-by-plan basis.
UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are
better aligned with the specific nature

of Swiss pension plans, which

are hybrid in that they combine

elements of defined
contribution and defined benefit

plans but are treated

as defined benefit plans

under IFRS Accounting

Standards.

Swiss
GAAP (FER 16) require that the employer contributions

to the pension fund are recognized as
Personnel expenses in the
income statement.

The employer contributions to the

Swiss pension fund are determined as

a percentage of contributory
compensation. Furthermore, Swiss

GAAP (FER 16) require

an assessment as

to whether, based

on the financial

statements
of

the

pension

fund

prepared

in

accordance

with

Swiss

accounting

standards

(FER 26),

an

economic

benefit

to,

or
obligation of, UBS Switzerland AG arises from the

pension fund and is recognized in the balance sheet

when conditions
are met.

Conditions

for

recording

a pension

asset

or liability

would

be met

if, for

example, an

employer

contribution
reserve is available,

or UBS Switzerland AG

is required to

contribute to the

reduction of a

pension deficit (on

an FER 26
basis).
›
Refer to Note 26 for more information
Deferred taxes
Deferred tax assets

are not recognized

in UBS Switzerland AG’s

standalone financial statements.

However,

deferred tax
liabilities

may

be

recognized

for

taxable

temporary

differences.

Changes

in

the

deferred

tax

liability

balance

are
recognized in the income statement.
Allowances and provisions for expected credit losses
UBS Switzerland AG

is required

to apply an

expected credit

loss (ECL) approach

for non-impaired

financial instruments
in its standalone financial statements in addition to the approach for impaired financial instruments.
For non-impaired

exposures within

the scope

of the

Swiss GAAP

ECL requirements,

UBS Switzerland AG

has generally
chosen to apply the IFRS Accounting Standards ECL approach that is applied in the UBS Group AG consolidated financial
statements

for its

standalone

financial statements.

These exposures

include all

financial assets

measured at

amortized
cost

under

both

Swiss

GAAP

and

IFRS

Accounting

Standards,

fee

and

lease

receivables,

guarantees,

irrevocable

loan
commitments,

revolving

revocable

credit

lines,

and

forward

starting

reverse

repurchase

and

securities

borrowing
agreements. Further information about

the ECL approach under

IFRS Accounting Standards is provided

in Note 1 to the
consolidated financial statements of UBS Group AG.

UBS Switzerland AG standalone financial

statements (audited)

Note 2

Accounting Policies, Change in Organization and Risk

Management (continued)
UBS

applies

a

single

definition

of

default

for

credit

risk

management

purposes,

regulatory

reporting

and

ECL,

with

a
counterparty classified as defaulted based on quantitative

and qualitative criteria.
›
Refer to the ‘’Risk management and control” section of the

UBS Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information
An allowance

for credit

losses is

reported as

a decrease

in the

carrying amount

of a

financial asset.

For an

off-balance
sheet

item,

such

as a

commitment,

a

provision

for

credit

losses

is reported

in
Provisions
.

Changes

to

allowances

and
provisions for credit losses are recognized in Credit loss (expense) / release .
›
Refer to Note 10 for more information
Dispensations in the standalone financial statements
As UBS

Switzerland

AG

has

no

listed

shares

outstanding

and

is within

the

scope

of

the

UBS Group

AG consolidated
financial statements prepared in

accordance with IFRS Accounting

Standards, UBS Switzerland AG

is exempt from

various
disclosures in the standalone financial statements. The dispensations include the management report and the statement
of cash flows. As the UBS Group

AG consolidated financial statements

are presented in US

dollars, UBS Switzerland AG
provides certain Notes disclosures that would otherwise be covered by the disclosure dispensation,

i.e. Notes 14, 15, 16,
19, 20, 21, 23 and 24.
Covered bonds issued
UBS Switzerland

AG

issues

bonds collateralized

with pledged

mortgage

loans. These

covered

bonds are

presented

as
Bonds issued and loans from central mortgage institutions

and are measured at amortized cost.
Issued and repurchased covered bonds

are deemed extinguished for accounting purposes

and are derecognized from the
balance sheet. Such covered bonds

may serve as collateral

in securities financing transactions. In

these cases, the pledged
mortgage loans covering the repurchased bonds are disclosed

as collateral for the securities financing transaction.

›
Refer to Note 24 and Note 18 for more information
b) Changes in accounting policies
There were no significant changes in accounting

policies during 2024.
c) Change in organization

The Board of

Directors of UBS

Group AG approved

the merger of

UBS Switzerland AG and

Credit Suisse (Schweiz)

AG.
Following approvals from

their respective boards

and FINMA, both entities

signed a final merger

agreement on 25 June
2024. On 1 July 2024, UBS Switzerland AG formally completed the merger by absorption of Credit

Suisse (Schweiz) AG.
In the standalone financial statements of UBS Switzerland AG,

the acquisition has been applied retroactively as of 1 April
2024 at

the previous

book values

of Credit

Suisse (Schweiz)

AG. Accordingly,

the merger

balance sheet

with assets

of
CHF 220,174m

and

liabilities

of

CHF

208,991m

was

initially

recognized,

with

a

corresponding

increase

of
Statutory
capital reserves

in equity of

CHF 10,483m, of

which CHF 9,322m was

attributed to
Statutory capital contribution

reserves
and CHF 1,161m to
Other statutory capital reserves
. An amount of CHF 700m was retained in
Profit carried forward

and
subsequently

distributed

as

dividend,

as

approved

by

the

Annual

General

Meeting

of

Credit

Suisse

(Schweiz)

AG

on
23 April 2024, before the merger was legally effective.

Similarly, UBS Switzerland

AG’s accounting policies were applied
retroactively as of 1 April 2024, which resulted in a measurement loss of CHF 91m, which was recorded as
Extraordinary
expense .
d) Events after the reporting period
There were no significant events after the reporting period.
e) Risk management
UBS Switzerland AG

is fully

integrated into

the Group-wide

risk management

process described

in the

audited part

of
the “Risk management and control” section of the

UBS Group AG Annual Report 2024.
More information

about the

use of

derivative instruments

and hedge

accounting is

provided in

Notes 1 and

11 to

the
consolidated financial statements of UBS Group AG.
›
Refer to the UBS Group Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information

UBS Switzerland AG standalone financial

statements (audited)

Note 3a

Net trading income by business
For the year ended
CHF m 31.12.24 31.12.23
Global Wealth Management

555

433
Personal & Corporate Banking

625

456
Other business divisions and Group Items

88

11
Total net trading income

1,268

900
Note 3b

Net trading income by underlying risk category
For the year ended
CHF m 31.12.24 31.12.23
Interest rate instruments (including funds)

71

60
Foreign exchange instruments

1,166

815
Equity instruments (including funds)

3

(1)
Credit instruments

(18)

0
Precious metals / commodities

48

26
Total net trading income

1,268

900
Note 4

Personnel expenses
For the year ended
CHF m 31.12.24 31.12.23
Salaries

1,835

1,202
Variable compensation – performance awards

540

427
Variable compensation – other

60

15
Contractors

7

2
Social security

167

114
Post-employment benefit plans

307

211
Other personnel expenses

72

47
Total personnel expenses

2,988

2,019
As of

31 December 2024,

UBS Switzerland

AG employed

15,181 personnel

(31 December 2023:

8,895) on

a full-time
equivalent basis.
Note 5

General and administrative expenses
CHF m 31.12.24 31.12.23
Real estate

145

3
Technology costs

30

4
Market data services

52

33
Marketing and communication

132

85
Travel and entertainment

54

36
Fees to audit firms

14

7

of which: financial and regulatory audits

12

7

of which: audit-related services

2

0
Other professional fees

304

171
Outsourcing costs

92

159
Other general and administrative expenses

4,665

3,066

of which: shared services costs charged by UBS Group AG and subsidiaries in the UBS Group

4,449

2,926
Total general and administrative expenses

5,487

3,565

UBS Switzerland AG standalone financial

statements (audited)

Note 6

Extraordinary expenses
Extraordinary expenses of CHF 91m for 2024 relate to the accounting for the merger with Credit Suisse (Schweiz)

AG as
of 1 April 2024,

as UBS Switzerland

AG’s accounting policies

and practices were

initially applied to

the merger balance
sheet. This effect mainly consists of CHF 109m related to immediate expensing of certain loan origination costs and fees previously deferred

and recognized

over time,

as well

as CHF

10m for

employee benefit

and retirement

benefit plans,
and was partly reduced by CHF 26m related to lower

allowances and provisions for expected credit losses.
Note 7

Taxes
For the year ended
CHF m 31.12.24 31.12.23
Income tax expense / (benefit)

483

691
of which: current

483

691
Capital tax

29

16
Total tax expense / (benefit)

513

706
For 2024, the average tax

rate, defined as income tax

expense divided by the sum

of operating profit and

extraordinary
income minus extraordinary expenses and capital tax,

was 16.9% (2023: 18.1%).
Note 8

Securities financing transactions
CHF bn 31.12.24 31.12.23
On-balance sheet
Receivables from securities financing transactions, gross

12.1

2.4
Netting of securities financing transactions

(0.8)

(2.4)
Receivables from securities financing transactions, net

11.2

0.1
Payables from securities financing transactions, gross

10.0

2.7
Netting of securities financing transactions

(0.8)

(2.4)
Payables from securities financing transactions, net

9.2

0.3
Assets pledged as collateral in connection with securities financing transactions

13.0

7.2
of which: financial investments

13.0

7.2
of which: assets that may be sold or repledged by counterparties

1.6

2.3
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions

96.2

64.3
of which: repledged

83.3

62.1
of which: sold in connection with short sale transactions

0.3

0.2

UBS Switzerland AG standalone financial

statements (audited)

Note 9a

Collateral for loans and off-balance sheet transactions
31.12.24 31.12.23
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross

2,149

47,721

4,530

24,471

78,870

2,021

32,524

2,265

14,248

51,058
Mortgage loans, gross

282,600

0

0

0

282,600

168,804

168,804
of which: residential mortgages

241,166

0

0

0

241,166

145,779

145,779
of which: office and business
premises mortgages

18,637

0

0

0

18,637

9,559

9,559
of which: industrial premises
mortgages

10,454

0

0

0

10,454

2,825

2,825
of which: other mortgages

12,342

0

0

0

12,342

10,641

10,641
Total on-balance sheet, gross

284,748

47,721

4,530

24,471

361,470

170,825

32,524

2,265

14,248

219,861
Allowances

(198)

(54)

(29)

(1,257)

(1,538)

(122)

(25)

0

(488)

(636)
Total on-balance sheet, net

284,550

47,666

4,501

23,214

359,932

170,702

32,499

2,265

13,760

219,226
Off-balance sheet

Contingent liabilities, gross

319

3,742

2,662

9,287

16,009

156

2,118

934

4,760

7,967
Irrevocable commitments, gross

723

921

1,499

25,099

28,241

802

512

743

13,600

15,658
Forward starting reverse
repurchase and securities
borrowing transactions

0

2,800

0

0

2,800

0

0

0

0

0
Liabilities for calls on shares and
other equities

0

0

0

168

168

55

55
Total off-balance sheet

1,041

7,462

4,161

34,554

47,218

958

2,630

1,677

18,415

23,680
1 Includes but is not limited to deposits, securities, life insurance contracts,

inventory, accounts receivable, patents

and copyrights.

2 Includes credit default swaps and guarantees.
Note 9b

Impaired financial instruments
31.12.24 31.12.23
CHF m
Gross impaired
financial
instruments
Allowances and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Gross impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Amounts due from banks

0

0

0

0

0

0

0

0
Amounts due from customers

2,345

1,140

848

357

1,079

406

397

276
Accrued income and prepaid
expenses

7

0

0

7
Mortgage loans

1,569

84

1,485

0

603

0

603

0
Guarantees and loan commitments

446

29

215

202

177

14

82

81
Total impaired financial instruments

4,367

1,253

2,547

566

1,859

420

1,082

358

UBS Switzerland AG standalone financial

statements (audited)

Note 10a

Allowances
CHF m
Balance as of
31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
(Schweiz) AG
as of 1.4.24
Increase
recognized in
the income
statement
Release
recognized in
the income
statement Write-offs
Recoveries
and past due
interest Reclassifications
Foreign
currency
translation
Balance as of
31.12.24
Default risk relating to on-balance
sheet exposures

643

667

534

(238)

(132)

55

(3)

18
1,545
of which: incurred credit losses

406

505

534

(158)

(132)

55

(3)

17
1,224
of which: expected credit losses

237

162

0

(80)

1

0

0

0

2
321
Other

10

0

0

0

0

0

0

(1)
9
Total value adjustments for default
and country risks

653

667

534

(238)

(132)

55

(3)

17
1,554
1 Includes CHF

26m related

to expected

credit loss

measurement differences

due to

UBS accounting

policy adoption

of Credit

Suisse (Schweiz)

AG upon

the merger

with UBS

Switzerland AG,

recognized under
extraordinary expense.
Note 10b

Provisions
CHF m
Balance as of
31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
(Schweiz) AG
as of 1.4.24
Increase
recognized in
the income
statement
Release
recognized in
the income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries Reclassifications
Foreign
currency
translation
Balance as of
31.12.24
Default risk related to off-balance sheet
items and credit lines 101 100 3 (33) 0 0 3 1 174
of which: incurred credit losses
14 24 3 (15) 0 0 3 0 29
of which: expected credit losses
87 76 0 (19) 0 0 0 1 145
Operational risks
4 0 7 (1) (3) 0 0 0 8
Litigation, regulatory and similar matters
1
27 0 14 (9) (6) 1 0 0 29
Real Estate
10 65 0 (2) 0 0 2 76
Restructuring

4 15 128 (10) (42) 0 0 0 95
Employee benefits
18 8 27 (17) 0 0 0 0 37
Other
21 4 10 (4) (1) 0 0 0 29
Total provisions
175 138 255 (74) (55) 1 3 4 447
1 Includes provisions for litigation resulting from security risks.

UBS Switzerland AG standalone financial

statements (audited)

Note 10c

Development of allowances and provisions

for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023 (744) (159) (165) (420)
Balance recognized upon the merger with Credit Suisse (Schweiz) AG as of 1.4.24 (767) (162) (76) (529)
Net movement from new and derecognized transactions
1

17

0

17

0
of which: Private clients with mortgages

1

(6)

7

0
of which: Real estate financing

4

3

1

0
of which: Large corporate clients

3

2

1

0
of which: SME clients

7

1

6

0
of which: Financial intermediaries and hedge funds

(2)

(1)

(1)

0
of which: Other

3

0

3

0
Remeasurements with stage transfers
2

(254)

3

(11)

(245)
of which: Private clients with mortgages

(1)

0

(1)

0
of which: Real estate financing

1

0

1

0
of which: Large corporate clients

(36)

0

(4)

(32)
of which: SME clients

(218)

3

(7)

(213)
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

0

1

0

0
Remeasurements without stage transfers 3

(55)

53

12

(119)
of which: Private clients with mortgages

34

18

15

0
of which: Real estate financing

13

7

5

1
of which: Large corporate clients

(17)

2

3

(22)
of which: SME clients

(103)

9

(18)

(93)
of which: Financial intermediaries and hedge funds

16

11

5

0
of which: Other

1

6

1

(5)
Model changes
4

0

0

0

0
Movements recognized in credit loss (expense) / release
5
(292) 55 17 (365)
Movements not recognized in credit loss (expense) / release (write-off, FX and other) 6 83 25 (1) 60
Balance as of 31 December 2024

(1,719)

(241)

(225)

(1,253)
1 Represents the increase

and decrease in allowances

and provisions resulting from

financial instruments (including guarantees

and facilities) that were

newly originated, purchased or

renewed and from the

final
derecognition of loans

or facilities on

their maturity date

or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the change

in allowances

and
provisions related to

changes in model

inputs or assumptions,

including changes in

forward-looking macroeconomic

conditions, changes

in the exposure

profile, PD and

LGD changes, and

unwinding of the

time
value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions,

remeasurement changes,
model and methodology changes.

6 Represents the decrease in allowances

and provisions resulting from write-offs

of the ECL allowance against

the gross carrying amount when

all or part of a financial

asset is
deemed uncollectible or forgiven and movements

in foreign exchange rates as well

as net gain of CHF 26m related

to expected credit loss measurement differences

due to UBS accounting policy adoption of

Credit
Suisse (Schweiz) AG upon the merger with UBS Switzerland AG, recognized under extraordinary expense.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022 (722) (142) (176) (403)
Net movement from new and derecognized transactions
1

(9)

(15)

6

0
of which: Private clients with mortgages

(3)

(5)

2

0
of which: Real estate financing

(1)

(4)

3

0
of which: Large corporate clients

(1)

(2)

1

0
of which: SME clients

(2)

(3)

0

0
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

(2)

(2)

(1)

0
Remeasurements with stage transfers 2

(83)

6

(9)

(80)
of which: Private clients with mortgages

(1)

2

(3)

0
of which: Real estate financing

(1)

2

(2)

0
of which: Large corporate clients

(21)

3

(3)

(21)
of which: SME clients

(50)

0

(1)

(49)
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

(11)

0

0

(10)
Remeasurements without stage transfers
3

63

(2)

17

48
of which: Private clients with mortgages

8

(3)

11

0
of which: Real estate financing

4

1

3

0
of which: Large corporate clients

3

0

0

3
of which: SME clients

40

(1)

1

41
of which: Financial intermediaries and hedge funds

2

1

1

0
of which: Other

5

1

1

4
Model changes
4

(11)

(7)

(4)

0
Movements recognized in credit loss (expense) / release
5
(40) (18) 10 (32)
Movements not recognized in credit loss (expense) / release (write-off, FX and other)
6

18

1

1

16
Balance as of 31 December 2023

(744)

(159)

(165)

(420)
1 Represents the increase

and decrease in allowances

and provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly originated,

purchased or renewed and

from the final
derecognition of loans

or facilities on

their maturity date

or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the change

in allowances

and
provisions related to

changes in model

inputs or assumptions,

including changes in

forward-looking macroeconomic

conditions, changes

in the exposure

profile, PD and

LGD changes, and

unwinding of the

time
value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions,

remeasurement changes,
model and methodology changes.

6 Represents the decrease in

allowances and provisions resulting

from write-offs of the ECL allowance

against the gross carrying amount

when all or part of a

financial asset is
deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS Switzerland AG standalone financial

statements (audited)

Note 10d

Balance sheet and off-balance sheet positions

subject to ECL
CHF m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 103,477 103,477 0 0 0 0 0 0
Due from banks 9,217 9,109 108 0 (4) 0 (4) 0
Receivables from securities financing transactions 11,229 11,229 0 0 0 0 0 0
Due from customers 77,552 71,915 4,432 1,205 (1,319) (94) (85) (1,140)
Mortgage loans 282,382 269,792 11,106 1,485 (219) (54) (81) (84)
Accrued income and prepaid expenses 702 685 10 7 (1) 0 0 0
Other assets
2
625 625 0 0 (3) (3) 0 0
Total on-balance sheet financial assets within the scope of ECL 485,185 466,832 15,656 2,697 (1,545) (151) (170) (1,224)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 16,009 14,869 1,006 133 (53) (11) (22) (20)
Irrevocable commitments, gross 28,241 27,531 613 97 (60) (32) (18) (9)
Forward starting transactions (securities financing transactions) 2,800 2,800 0 0 0 0 0 0
Other credit lines 88,531 86,254 2,063 214 (59) (44) (15) 0
Irrevocable committed prolongation of existing loans 4,185 4,179 4 2 (3) (3) 0 0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL 139,766 135,634 3,686 446 (174) (90) (55) (29)
Total allowances and provisions (1,719) (241) (225) (1,253)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes Settlement and clearing accounts and Other. Refer to Note
17a for more information.

CHF m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

73,264

73,264

0

0

0

0

0

0
Due from banks

2,905

2,893

12

0

(5)

(4)

(1)

0
Receivables from securities financing transactions

53

53

0

0

0

0

0

0
Due from customers

50,543

47,218

2,653

673

(515)

(63)

(46)

(406)
Mortgage loans

168,682

156,990

11,089

603

(121)

(31)

(90)

0
Accrued income and prepaid expenses

565

558

4

3

0

0

0

0
Other assets
2

252

252

0

0

(2)

(2)

0

0
Total on-balance sheet financial assets within the scope of ECL

296,266

281,229

13,758

1,279

(643)

(100)

(137)

(406)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross

7,967

7,339

532

96

(30)

(10)

(5)

(14)
Irrevocable commitments, gross

15,658

15,278

345

35

(31)

(17)

(14)

0
Forward starting transactions (securities financing transactions)

0

0

0

0

0

0

0

0
Other credit lines

24,581

23,296

1,242

43

(36)

(28)

(8)

0
Irrevocable committed prolongation of existing loans

3,520

3,508

9

3

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL

51,726

49,421

2,128

177

(101)

(59)

(28)

(14)
Total allowances and provisions

(744)

(159)

(165)

(420)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes Settlement and clearing accounts and Other. Refer to Note
17a for more information.

UBS Switzerland AG standalone financial

statements (audited)

Note 10e

Financial assets subject to credit risk, by rating category
Financial assets subject to credit risk, by rating

category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

103,477

0

0

0

0

0

103,477

0

103,477
of which: stage 1

103,477

0

0

0

0

0

103,477

0

103,477
Due from banks

22

7,606

968

511

116

0

9,222

(4)

9,217
of which: stage 1

22

7,577

913

497

101

0

9,110

0

9,109
of which: stage 2

0

29

54

14

15

0

112

(4)

108
of which: stage 3

0

0

0

0

0

0

0

0

0
Receivables from securities financing transactions

5,897

129

0

5,203

0

0

11,229

0

11,229
of which: stage 1

5,897

129

0

5,203

0

0

11,229

0

11,229
Due from customers

447

38,752

15,367

14,013

7,946

2,345

78,871

(1,319)

77,552
of which: stage 1

447

38,089

14,662

12,637

6,176

0

72,009

(94)

71,915
of which: stage 2

0

663

706

1,377

1,771

0

4,517

(85)

4,432
of which: stage 3

0

0

0

0

0

2,345

2,345

(1,140)

1,205
Mortgage loans

1,261

107,317

104,418

50,788

17,249

1,569

282,601

(219)

282,382
of which: stage 1

1,261

106,664

102,802

46,272

12,847

0

269,846

(54)

269,792
of which: stage 2

0

654

1,616

4,515

4,402

0

11,187

(81)

11,106
of which: stage 3

0

0

0

0

0

1,569

1,569

(84)

1,485
Accrued income and prepaid expenses

97

153

19

365

61

7

702

(1)

702
of which: stage 1

97

153

19

363

53

0

686

0

685
of which: stage 2

0

0

0

2

8

0

10

0

10
of which: stage 3

0

0

0

0

0

7

7

0

7
Other assets

18

431

29

149

1

0

628

(3)

625
of which: stage 1

18

431

29

149

1

0

628

(3)

625
of which: stage 2

0

0

0

0

0

0

0

0

0
of which: stage 3

0

0

0

0

0

0

0

0

0
Total in scope of ECL assets / ECL amounts by stages

111,219

154,388

120,802

71,030

25,373

3,920

486,731

(1,545)

485,185
Off-balance sheet positions and other credit lines

subject to expected credit loss, by rating

category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

124

4,266

5,843

4,389

1,253

133

16,009

(53)
of which: stage 1

124

4,255

5,833

3,719

939

0

14,869

(11)
of which: stage 2

0

11

11

670

315

0

1,006

(22)
of which: stage 3

0

0

0

0

0

133

133

(20)
Irrevocable commitments, gross

301

9,262

8,983

7,045

2,553

97

28,241

(59)
of which: stage 1

301

9,259

8,782

6,828

2,361

0

27,531

(32)
of which: stage 2

0

3

201

217

191

0

613

(18)
of which: stage 3

0

0

0

0

0

97

97

(9)
Forward starting transactions (securities financing transactions)

0

0

0

2,800

0

0

2,800

0
of which: stage 1

0

0

0

2,800

0

0

2,800

0
Credit lines

1,916

53,133

18,539

10,461

4,268

214

88,531

(59)
of which: stage 1

1,916

52,648

18,042

9,833

3,815

0

86,254

(44)
of which: stage 2

0

486

497

629

452

0

2,063

(15)
of which: stage 3

0

0

0

0

0

214

214

0
Irrevocable committed prolongation of existing loans

5

1,814

859

671

833

2

4,185

(3)
of which: stage 1

5

1,814

859

671

830

0

4,179

(3)
of which: stage 2

0

0

0

0

3

0

4

0
of which: stage 3

0

0

0

0

0

2

2

0
Total off-balance sheet financial instruments and credit lines

704

56,160

23,821

20,881

37,746

454

139,766

(174)
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” in the
“Consolidated financial statements” section of the

UBS Group Annual Report 2024, available under

“Annual reporting” at
ubs.com/investors
, for more information about ECL in accordance with IFRS

Accounting Standards

UBS Switzerland AG standalone financial

statements (audited)

Note 10e

Financial assets subject to credit risk, by rating category

(continued)
Financial assets subject to credit risk, by rating

category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

73,264

0

0

0

0

0

73,264

0

73,264
of which: stage 1

73,264

0

0

0

0

0

73,264

0

73,264
Due from banks

1

1,548

608

357

397

0

2,910

(5)

2,905
of which: stage 1

1

1,548

604

356

390

0

2,898

(4)

2,893
of which: stage 2

0

0

4

1

7

0

13

(1)

12
of which: stage 3

0

0

0

0

0

0

0

0

0
Receivables from securities financing transactions

47

7

0

0

0

0

53

0

53
of which: stage 1

47

7

0

0

0

0

53

0

53
Due from customers

453

27,245

8,552

8,524

5,206

1,079

51,058

(515)

50,543
of which: stage 1

453

26,954

8,271

7,660

3,942

0

47,281

(63)

47,218
of which: stage 2

0

290

281

864

1,263

0

2,699

(46)

2,653
of which: stage 3

0

0

0

0

0

1,079

1,079

(406)

673
Mortgage loans

942

65,528

43,650

42,683

15,397

603

168,804

(121)

168,682
of which: stage 1

942

64,981

42,245

38,116

10,737

0

157,021

(31)

156,990
of which: stage 2

0

547

1,405

4,567

4,661

0

11,180

(90)

11,089
of which: stage 3

0

0

0

0

0

603

603

0

603
Accrued income and prepaid expenses

136

62

22

303

40

3

565

0

565
of which: stage 1

136

62

21

302

37

0

558

0

558
of which: stage 2

0

0

0

1

3

0

4

0

4
of which: stage 3

0

0

0

0

0

3

3

0

3
Other assets

5

167

18

62

4

0

254

(2)

252
of which: stage 1

5

167

18

62

4

0

254

(2)

252
of which: stage 2

0

0

0

0

0

0

0

0

0
of which: stage 3

0

0

0

0

0

0

0

0

0
Total in scope of ECL assets / ECL amounts by stages

74,847

94,556

52,849

51,928

21,043

1,685

296,909

(643)

296,266
Off-balance sheet positions and other credit lines

subject to expected credit loss, by rating

category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

69

2,164

2,563

2,463

611

96

7,967

(30)
of which: stage 1

69

2,156

2,538

2,051

525

0

7,339

(10)
of which: stage 2

0

8

25

412

87

0

532

(5)
of which: stage 3

0

0

0

0

0

96

96

(14)
Irrevocable commitments, gross

346

6,029

4,221

3,894

1,132

35

15,658

(31)
of which: stage 1

346

6,029

4,187

3,736

980

0

15,278

(17)
of which: stage 2

0

0

35

158

153

0

345

(14)
of which: stage 3

0

0

0

0

0

35

35

0
Forward starting transactions (securities financing transactions)

0

0

0

0

0

0

0

0
of which: stage 1

0

0

0

0

0

0

0

0
Credit lines

2,147

6,653

7,924

6,420

1,395

43

24,581

(36)
of which: stage 1

2,147

6,348

7,688

6,013

1,101

0

23,296

(28)
of which: stage 2

0

305

236

407

294

0

1,242

(8)
of which: stage 3

0

0

0

0

0

43

43

0
Irrevocable committed prolongation of existing loans

4

1,517

880

694

422

3

3,520

(3)
of which: stage 1

4

1,517

880

692

415

0

3,508

(3)
of which: stage 2

0

0

0

2

7

0

9

0
of which: stage 3

0

0

0

0

0

3

3

0
Total off-balance sheet financial instruments and credit lines

2,566

16,363

15,588

13,471

3,561

177

51,726

(101)

UBS Switzerland AG standalone financial

statements (audited)

Note 11

Trading portfolio and other financial instruments

measured at fair value
CHF m 31.12.24 31.12.23
Assets
Trading portfolio assets

2,011

1,507
of which: debt instruments
1

37

36
of which: listed

30

24
of which: equity instruments

23

48
of which: precious metals and other physical commodities

1,951

1,423
Total assets measured at fair value

2,011

1,507
of which: fair value derived using a valuation model

42

63
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2

11

16
Liabilities
Trading portfolio liabilities

258

209
of which: debt instruments
1

122

75
of which: listed

111

65
of which: equity instruments

136

133
Total liabilities measured at fair value

258

209
of which: fair value derived using a valuation model

177

134
1 Includes money market paper.

2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

UBS Switzerland AG standalone financial

statements (audited)

Note 12

Derivative instruments
31.12.24 31.12.23
CHF m, except where indicated
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Interest rate contracts
Forwards
1

32

22

7

25

23

9
Swaps

3,096

3,725

379

1,897

1,761

131
of which: designated in hedge accounting relationships

1,098

1,228

91

1,015

1,086

42
Over-the-counter (OTC) options

67

65

6

66

66

5
Total

3,195

3,813

392

1,989

1,849

144
Foreign exchange contracts
Forwards

1,836

1,816

159

492

470

43
Interest and currency swaps

2,265

1,436

136

1,497

1,964

105
of which: designated in hedge accounting relationships

121

197

7
Over-the-counter (OTC) options

168

178

17

307

306

28
Total

4,270

3,430

313

2,295

2,740

175
Equity / index contracts
Forwards

19

18

3

37

46

6
Swaps

7

7

0

19

19

1
Over-the-counter (OTC) options

68

68

2

20

20

1
Exchange-traded options

984

984

0

348

348

0
Total

1,078

1,077

5

425

434

8
Credit derivative contracts
Credit default swaps

40

16

1

12

16

1
Total

40

16

1

12

16

1
Commodity, precious metals and other contracts
Forwards

293

292

17

5

5

0
Swaps

190

189

3

59

59

3
Over-the-counter (OTC) options

247

247

8

135

135

8
Exchange-traded options

1

1

0
Total

732

730

28

200

199

12
Total before netting

9,314

9,066

739

4,920

5,238

339
of which: trading derivatives

8,094

7,640

3,905

4,152
of which: fair value derived using a valuation model

8,049

7,601

3,851

4,087
of which: derivatives designated in hedge accounting relationships

1,219

1,426

1,015

1,086
of which: fair value derived using a valuation model

1,219

1,426

1,015

1,086
Netting with cash collateral payables / receivables

(166)

(2,714)

(1)

(447)
Replacement value netting

(4,874)

(4,874)

(3,253)

(3,253)
Total after netting

4,275

1,478

1,666

1,537
of which: with central clearing counterparties

0

0

1

4
of which: with bank and broker-dealer counterparties

239

329

52

458
of which: other client counterparties

4,035

1,149

1,613

1,075
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial

statements (audited)

Note 13a

Financial investments by instrument type
31.12.24 31.12.23
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments

22,453

22,512

13,536

13,457
of which: held to maturity

5,404

5,383

5,762

5,656
of which: available for sale

17,049

17,129

7,774

7,800
Equity instruments

2

10

4

13
Property

23

23

13

13
Total financial investments

22,478

22,545

13,553

13,483
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
1

21,118

21,352

11,302

11,392
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.
Note 13b

Financial investments by counterparty rating

– debt instruments
CHF m 31.12.24 31.12.23
Internal UBS rating
1
0–1

13,862

11,206
2–3

8,590

2,330
4–5

0

0
6–8

0

0
9–13

0

0
Non-rated

2

0
Total financial investments

22,453

13,536
1 Refer to Note 22 for more information.

UBS Switzerland AG standalone financial

statements (audited)

Note 14

Investments in subsidiaries and other participations
CHF m 31.12.24 31.12.23
Historical cost

Balance at the beginning of the year

116

115
Balance recognized upon the merger with Credit Suisse (Schweiz)

AG as of 1.4.24

1,071

0
Additions

0

1
Reductions

0

0
Balance at the end of the year

1,187

116
Accumulated value adjustments and changes in book value
Balance at the beginning of the year

(9)

(9)
Balance recognized upon the merger with Credit Suisse (Schweiz)

AG as of 1.4.24

(77)

0
Balance at the end of the year

(87)

(9)
Net book value
Book value at the beginning of the year

107

106
Book value at the end of the year

1,101

107
of which: without market value

1,101

107
of which: subsidiaries

214

18
of which: Bank-now AG

191

0
of which: TopCard Service AG

11

11
of which: UBS Card Center AG

7

7
of which: other participations

887

88
of which: Credit Suisse Asset Management & Investor Services

(Schweiz) Holding AG

332

0
of which: SIX Group AG

229

0
of which: Pfandbriefbank schweizerischer Hypothekarinstitute

AG

214

74
of which: Swisscard AECS GmbH

70

0
of which: Taurus SA

18

0
of which: TWINT AG

8

8
of which: Houzy AG

6

6
of which: CLS Group Holdings AG

5

0
Note 15

Companies in which the bank holds a permanent direct

or indirect significant participation
1
31.12.24
Company name Domicile Primary business division
Share capital,
in thousands
Share of
capital,
in %
Share of
votes,
in %
Held directly,

in thousands
Held indirectly,

in thousands
Bank-now AG
2
Switzerland Personal & Corporate Banking CHF

30,000

100

100

30,000
–
Credit Suisse Entrepreneur Capital AG
2
Switzerland Personal & Corporate Banking CHF

15,000

100

100

15,000
–
FIDES Treasury Services AG
2
Switzerland Personal & Corporate Banking CHF

2,000

100

100

2,000
–
TopCard Service AG Switzerland Personal & Corporate Banking CHF

150

100

100

150
–
UBS Card Center AG Switzerland Personal & Corporate Banking CHF

100

100

100

100
–
UBS Hypotheken Schweiz AG Switzerland Personal & Corporate Banking CHF

100

98

98

98
–
Credit Suisse (Schweiz) Hypotheken AG
2
Switzerland Personal & Corporate Banking CHF

100

98

98

98
–
UBS Hypotheken AG Switzerland Personal & Corporate Banking CHF

100

98

98

98
–
Auto lease-now 2023-1 AG
2
Switzerland Personal & Corporate Banking CHF

100

98

98
–

98
Auto lease-now 2023-2 AG
2
Switzerland Personal & Corporate Banking CHF

100

98

98
–

98
Swisscard AECS GmbH
2
Switzerland Personal & Corporate Banking CHF

100

50

50

50
–
Credit Suisse Asset Management & Investor Services
(Schweiz) Holding AG
2
Switzerland Asset Management CHF

200

49

49

98
–
MultiConcept Fund Management S.A.
2
Luxembourg Personal & Corporate Banking CHF

3,336

49

49
–

1,635
Houzy AG Switzerland Personal & Corporate Banking CHF

598

45

45

267
–
Pfandbriefbank schweizerischer Hypothekarinstitute

AG
3
Switzerland Personal & Corporate Banking CHF

1,200,000

25

20

299,998
–
SIX Group AG
2
Switzerland Personal & Corporate Banking CHF

19,522

17

18

3,354
–
TWINT AG Switzerland Personal & Corporate Banking CHF

12,750

15

15

1,972
–
Taurus SA
2
Switzerland Personal & Corporate Banking CHF

5,673

8

8

455
–
1 Includes all subsidiaries and participations

with voting rights above 5% and

book value above CHF 5m.

2 Investment added upon the

merger with Credit Suisse (Schweiz) AG

as of 1 April 2024.

3 Increase in
investment recognized upon the merger with Credit Suisse (Schweiz) AG as of 1 April 2024 as well as participation in capital increase of CHF 100m.

UBS Switzerland AG standalone financial

statements (audited)

Note 16

Property, equipment and software
At historical cost less accumulated depreciation
CHF m
Own-used
properties
Leasehold
improvements
IT hardware
and
communication
Internally
generated
software
Other
machines and
equipment
Projects in
progress
1
31.12.24 31.12.23
Historical cost
Balance at the beginning of the year

0

0

10

1,452

87

42

1,591

1,392
Balance recognized upon the merger with Credit Suisse (Schweiz)
AG as of 1.4.24

21

244

0

419

13

3

701
Additions

0

2

5

0

7

256

271

257
Disposals / write-offs
2

0

(49)

(2)

(43)

(6)

0

(102)

(58)
Reclassifications

0

0

0

229

0

(228)

0

0
Foreign currency translation

0

0

0

0

0

0

0

0
Balance at the end of the year

21

197

12

2,056

101

73

2,461

1,591
Accumulated depreciation
Balance at the beginning of the year

0

0

9

511

79

0

598

432
Balance recognized upon the merger with Credit Suisse (Schweiz)
AG as of 1.4.24

11

221

0

293

12

0

537
Additions

0

0

0

0

0

0

0
Depreciation

2

14

3

324

6

0

348

224
Disposals / write-offs
2

0

(49)

(2)

(43)

(6)

0

(101)

(58)
Reclassifications

0

0

0

0

0

0

0

0
Balance at the end of the year

13

186

9

1,085

89

0

1,383

598
Net book value
Net book value at the beginning of the year

0

0

1

941

9

42

992

960
Net book value at the end of the year

8

11

3

971

12

73

1,078

992
1 Mainly related to Internally generated software.

2 Includes write-offs of fully depreciated assets.
Operating lease commitments
CHF m 31.12.24
Expenses for operating leases to be recognized in:
2025 180
2026 159
2027 141
2028 72
2029 42
2030 and thereafter 111
Total commitments for minimum payments under operating
leases
706
Property, equipment and software

are depreciated on a

straight-line basis over

their useful life, which

is between 3 and
10 years.
Note 17a

Other assets
CHF m 31.12.24 31.12.23
Deferral position for hedging instruments

0

113
Settlement and clearing accounts

146

168
VAT and other indirect tax receivables

59

13
Other

489

98
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group

302

62
Total other assets
1

694

392
1 Includes components of Settlement and clearing accounts and Other of CHF 625m within the scope of ECL as of 31 December 2024 (CHF 252m as of 31

December 2023). Refer to Note 10d for more information.
Note 17b

Other liabilities
CHF m 31.12.24 31.12.23
Deferral position for hedging instruments

45

0
Settlement and clearing accounts

664

720
VAT and other indirect tax payables

562

319
Other

1,270

649
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group

740

387
Total other liabilities

2,541

1,688

UBS Switzerland AG standalone financial

statements (audited)

Note 18

Pledged assets
1
31.12.24 31.12.23
CHF m
Carrying amount of
pledged assets
Effective
commitment
Carrying amount of
pledged assets
Effective
commitment
Cash and balances at central banks
2
774 1,549

596

1,193
Due from customers
3
954 895

708

660
Mortgage loans
4
58,152 31,972

17,392

9,182
Total pledged assets 59,880 34,416

18,697

11,034
1 Excluding securities financing transactions. Refer to Note 8 for more information on securities financing transactions.

2 Related to the collateral account with the Swiss National Bank pledged in favor of Esisuisse to cover the required 50% of the payment commitment related to deposit insurance. Refer to the “Off-balance sheet items” section for more information about Swiss deposit insurance.

3 Related to COVID-19 loans
granted under the program established

by the Swiss Federal

Council pledged to the Swiss

National Bank.

4 These pledged mortgage

loans serve as collateral

for existing liabilities against Swiss

central mortgage
institutions and for

existing covered bond

issuances (including repurchased

covered bonds). Of

these pledged mortgage

loans, approximately

CHF 7.2bn as

of 31 December 2024

(approximately CHF 6.4bn

as of
31 December 2023) could be withdrawn or used for future liabilities without breaching existing collateral requirements.
Note 19

Maturity structure of financial instruments
CHF m At sight Cancellable
Due within
1 month
Due between
1 and 3

months
Due between

3 and 12
months
Due between

1 and 5

years
Due after
5 years
Perpetual /
Not
applicable Total
Assets
Cash and balances at central banks
1

102,703

774

0

0

0

0

0

0

103,477
Due from banks

3,625

0

396

473

1,486

3,131

107

0

9,217
Receivables from securities financing transactions

162

47

11,019

0

0

0

0

0

11,229
Due from customers

1,376

11,795

23,313

11,267

11,550

15,117

3,134

0

77,552
Mortgage loans

0

68,114

8,458

10,301

33,140

101,906

60,464

0

282,382
Trading portfolio assets

2,011

0

0

0

0

0

0

0

2,011
Derivative financial instruments

4,275

0

0

0

0

0

0

0

4,275
Financial investments

2

0

229

1,012

6,274

14,382

557

23

22,478
Total assets / financial instruments

as of 31.12.24

114,154

80,730

43,416

23,052

52,449

134,535

64,262

23

512,623
Total assets / financial instruments

as of 31.12.23

77,721

86,658

18,812

9,009

19,068

63,971

36,923

13

312,175
Liabilities
Due to banks
2

9,486

979

6,098

4,116

20,412

27,058

7,874

8,100

84,123
Payables from securities financing transactions

826

180

464

1,173

235

6,323

0

0

9,202
Due to customers

211,932

92,747

18,656

16,247

15,772

3,685

6

0

359,045
Trading portfolio liabilities

258

0

0

0

0

0

0

0

258
Derivative financial instruments

1,478

0

0

0

0

0

0

0

1,478
Bonds issued and loans from central mortgage
institutions

0

0

311

209

2,809

12,019

16,227

0

31,574
Total liabilities / financial instruments

as of 31.12.24

223,980

93,906

25,528

21,745

39,228

49,085

24,106

8,100

485,680
Total liabilities / financial instruments

as of 31.12.23

153,812

60,573

20,470

15,629

10,093

21,507

8,020

5,000

295,104
1 Cash and balances at central banks cancellable relates to the collateral account with the Swiss National Bank pledged in favor of Esisuisse to cover the required 50% of the payment commitment related to deposit insurance.

2 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial

statements (audited)

Note 20

Assets and liabilities by domestic and foreign

origin in accordance with the domicile principle
31.12.24 31.12.23
CHF m
Domestic
Foreign Domestic Foreign
Assets
Cash and balances at central banks

103,477

0

73,264

0
Due from banks

5,212

4,005

592

2,313
Receivables from securities financing transactions

5,928

5,301

0

53
Due from customers

41,878

35,675

25,275

25,268
Mortgage loans

281,918

464

168,681

1
Trading portfolio assets

1,956

55

1,436

72
Derivative financial instruments

2,913

1,361

1,109

557
Financial investments

3,458

19,021

2,645

10,909
Accrued income and prepaid expenses

357

375

295

270
Investments in subsidiaries and other participations

1,101

0

107

0
Property, equipment and software

1,078

0

992

0
Other assets

639

55

257

135
Total assets

449,915

66,312

274,652

39,578
Liabilities
Due to banks

78,755

5,368

33,331

3,805
Payables from securities financing transactions

260

8,942

20

263
Due to customers

304,416

54,629

202,770

43,986
Trading portfolio liabilities

82

176

29

180
Derivative financial instruments

669

809

1,095

443
Bonds issued and loans from central mortgage institutions

31,574

0

9,183

0
Accrued expenses and deferred income

1,655

307

1,129

209
Other liabilities

2,378

163

1,601

87
Provisions

432

16

166

9
Total liabilities

420,222

70,410

249,325

48,980
Equity
Share capital

10

0

10

0
Statutory capital reserve

21,837

0

11,354

0
Voluntary earnings reserve

1,378

0

1,430

0
Net profit / (loss) for the period

2,371

0

3,133

0
Total equity

25,596

0

15,926

0
Total liabilities and equity

445,818

70,410

265,251

48,980
Note 21

Total assets by geographical location
31.12.24 31.12.23
CHF m
% CHF m %
Assets
Switzerland

449,915

87

274,652

87
Europe, Middle East and Africa

40,261

8

25,878

8
of which: Luxembourg

5,288

1

2,266

1
of which: Germany

4,371

1

2,134

1
of which: France

4,159

1

2,408

1
of which: Qatar

4,047

1

3,933

1
of which: United Kingdom

2,768

1

1,878

1
Americas

22,397

4

10,753

3
of which: United States

12,829

2

3,564

1
of which: British Virgin Islands

3,339

1

2,147

1
of which: Cayman Islands

1,940

0

1,235

0
Asia Pacific

3,654

1

2,947

1
of which: Singapore

1,210

0

739

0
of which: Australia

616

0

442

0
of which: Hong Kong SAR

377

0

333

0
of which: China

306

0

356

0
Total assets

516,228

100

314,231

100

UBS Switzerland AG standalone financial

statements (audited)

Note 22

Country risk of total assets
The table below

provides a breakdown of total

non-Swiss assets by credit

rating. These credit ratings

reflect the sovereign
credit rating of

the country to which

the ultimate risk

of the underlying asset

is related. The

ultimate country of

risk for
unsecured loan positions

is the domicile of

the immediate borrower

or,

in the case of

a legal entity,

the domicile of the
ultimate

parent

entity.

For

collateralized

or

guaranteed

positions,

the

ultimate

country

of

risk

is

the

domicile

of

the
provider of the

collateral or guarantor

or,

if applicable, the

domicile of the

ultimate parent entity

of the provider

of the
collateral or guarantor.
For mortgage

loans, the

ultimate country

of risk

is the

country where

the real

estate is

located. Similarly,

the ultimate
country

of

risk

for

property

and equipment

is the

country

where

the

property

and

equipment

are

located.

Assets

for
which Switzerland is the ultimate

country of risk are provided

separately,

in order to reconcile them

to total balance sheet
assets.
›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information

31.12.24 31.12.23
Classification Internal UBS rating Description
Moody’s Investors
Service

S&P
Fitch

CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA

36,949

7

19,282

6
2 Aa1 to Aa3 AA+ to AA– AA+ to AA–

12,100

2

7,491

2
Medium risk
3 A1 to A3 A+ to A– A+ to A–

11,151

2

7,604

2
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

1,993

0

1,357

0
5 Baa3 BBB– BBB–

1,205

0

964

0
High risk
6 Sub-investment grade Ba1 BB+ BB+

236

0

279

0
7 Ba2 BB BB

309

0

82

0
8 Ba3 BB– BB–

58

0

332

0
9 B1 B+ B+

623

0

324

0
Very high risk
10 B2 B B

211

0

262

0
11 B3 B– B–

165

0

90

0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC

120

0

16

0
13 Caa3 to C CCC– to C CCC– to C

385

0

206

0
Distressed Default Defaulted D D

24

0

11

0
Subtotal

65,528

13

38,298

12
Switzerland

450,700

87

275,933

88
Total assets

516,228

100

314,231

100

UBS Switzerland AG standalone financial

statements (audited)

Note 23

Assets and liabilities by the most significant currencies

for the bank
31.12.24
CHF m CHF USD EUR GBP Other Total
Assets
Cash and balances at central banks

103,229

22

192

9

26

103,477
Due from banks

4,903

2,506

707

140

961

9,217
Receivables from securities financing transactions

5,862

5,271

94

2

0

11,229
Due from customers

35,695

20,706

18,338

1,326

1,487

77,552
Mortgage loans

280,180

1,593

80

528

1

282,382
Trading portfolio assets

2

41

11

4

1,954

2,011
Derivative financial instruments

3,923

284

52

7

8

4,275
Financial investments

4,532

8,379

8,974

594

0

22,478
Accrued income and prepaid expenses

301

260

151

13

6

732
Investments in subsidiaries and other participations

1,096

0

0

5

0

1,101
Property, equipment and software

1,078

0

0

0

0

1,078
Other assets

489

171

24

4

7

694
Total assets shown on the balance sheet

441,289

39,233

28,621

2,633

4,450

516,228
Delivery entitlements from spot exchange, forward forex and forex options transactions

61,564

61,071

30,868

6,800

16,068

176,370
Total assets

502,853

100,305

59,489

9,433

20,518

692,598
Liabilities
Due to banks

68,380

10,791

3,173

200

1,580

84,123
Payables from securities financing transactions

3,636

3,201

2,353

12

0

9,202
Due to customers

263,644

53,579

31,053

3,639

7,129

359,044
Trading portfolio liabilities

87

87

58

17

9

258
Derivative financial instruments

1,159

260

45

7

8

1,478
Bonds issued and loans from central mortgage institutions

27,337

3

4,234

0

0

31,574
Accrued expenses and deferred income

1,332

489

132

7

2

1,962
Other liabilities

1,133

886

251

75

196

2,541
Provisions

381

37

28

1

1

447
Total liabilities shown on the balance sheet

367,088

69,333

41,326

3,959

8,926

490,631
Equity
Share capital

10

0

0

0

0

10
Statutory capital reserve

21,837

0

0

0

0

21,837
Voluntary earning reserve

1,378

0

0

0

0

1,378
Net profit / (loss) for the period

2,371

0

0

0

0

2,371
Total equity shown on the balance sheet

25,596

0

0

0

0

25,596
Total liabilities and equity shown on the balance sheet

392,685

69,333

41,326

3,959

8,926

516,228
Delivery obligations from spot exchange, forward forex and forex options transactions

62,434

60,251

30,781

6,752

16,151

176,370
Total equity and liabilities

455,119

129,584

72,107

10,711

25,077

692,598
Net position per currency as of 31.12.24

47,734

(29,279)

(12,617)

(1,278)

(4,559)

0
Net position per currency as of 31.12.23

24,671

(13,728)

(5,068)

(1,493)

(4,383)

0

UBS Switzerland AG standalone financial

statements (audited)

Note 24

Bonds issued and loans from central mortgage

institutions
Contractual maturity of carrying amount
CHF m
Due within
1 year
Due
between 1
and 2 years
Due
between 2
and 3 years
Due
between 3
and 4 years
Due
between 4
and 5 years
Due after 5
years
Total
31.12.24
Total
31.12.23
Loans from central mortgage institutions
1
Fixed-rate

2,264

2,058

2,179

2,048

1,492

14,086

24,127

8,363
Interest rates (range in %) 0.05–5.56 0.05–2.80 0.05–2.55 0.05–2.18 0.05–1.8 0.05–2.68
Bonds issued
1
Fixed-rate

1,064

575

1,222

400

1,340

2,141

6,742

820
o.w. in EUR

705

0

941

0

941

941

3,527

820
Interest rates (in %)

3.39

2.58

3.30

3.15
o.w. in CHF

359

575

281

400

400

1,200

3,215
Interest rates (range in %) 0.00–2.46 0.20–1.88 0.00–1.54

0.25
0.00–1.51 0.00–2.04
Floating-rate

0

0

705

0

0

0

705
o.w. in EUR

0

0

705

0

0

0

705
Interest rates (in %)

3.45
Total

3,328

2,633

4,106

2,449

2,832

16,227

31,574

9,183
1 Non-subordinated debt.

Note 25a

Share capital
31.12.24 31.12.23
Nominal value
in CHF
Number of
shares
of which: dividend
bearing
Nominal value
in CHF Number of shares
of which: dividend
bearing
Share capital
1

10,000,000

100,000,000

100,000,000

10,000,000

100,000,000

100,000,000
of which: shares outstanding

10,000,000

100,000,000

100,000,000

10,000,000

100,000,000

100,000,000
1 Registered shares issued.
UBS Switzerland AG’s

share capital is

fully paid up.

Each share has

a nominal value

of CHF 0.10 and entitles

the holder
to one vote

at the meeting

of the shareholders

of UBS Switzerland

AG, if entered

into the share

register as

having the
right to

vote, as well

as a

proportionate share of distributed

dividends. UBS Switzerland

AG does not

apply any restrictions
or limitations on the transferability of shares.
Non-distributable reserves
Non-distributable reserves were CHF 5m as of

31 December 2024 (CHF 5m as

of 31 December 2023), equivalent to

50%
of the share capital of UBS Switzerland AG.
Note 25b

Significant shareholders
The sole direct shareholder

of UBS Switzerland AG

is UBS AG, which

holds 100% of UBS Switzerland

AG shares. These
shares are entitled to voting rights. Indirect

shareholders of UBS Switzerland AG, who do not have voting rights,

include
UBS Group

AG, which

holds 100%

of UBS

AG shares.

Included in

the table

below are

also direct

shareholders of

UBS
Group AG (acting in their own name or in their capacity

as nominees for other investors or beneficial owners)

that were
registered in the UBS Group AG

share register with 3% or

more of the share capital

of UBS Group AG

as of 31 December
2024 or as of 31 December 2023.

The shares

and share

capital of

UBS Switzerland

AG held

by indirect

shareholders shown

in the

table below

represent
their relative holding of UBS Group AG shares. They do not

have voting rights in UBS Switzerland AG.
31.12.24 31.12.23
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG

10

100

10

100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG

10

100

10

100
DTC (Cede & Co.), New York
1

1

6

1

7
Nortrust Nominees Ltd., London

0

4

0

4
1 DTC (Cede & Co.), New York, “The

Depository Trust Company”, is a US securities clearing organization.

UBS Switzerland AG standalone financial

statements (audited)

Note 26

Swiss pension plans
a) Liabilities related to the Swiss pension

plans
CHF m 31.12.24 31.12.23
Provision for Swiss pension plans 0 0
Bank accounts at UBS and UBS debt instruments held by

Swiss pension funds
516 72
UBS derivative financial instruments held by Swiss pension funds 55 215
Total liabilities related to Swiss pension plans 571 287
b) Swiss pension plans
As of or for the year ended
CHF m 31.12.24 31.12.23
Pension plans surplus 1 3,616 2,159
Economic benefit / (obligation) of UBS Switzerland AG 7 0
Change in economic benefit / (obligation) recognized

in the income statement
0 0
Employer contributions in the period recognized in the income statement

274 183
Performance awards-related employer contributions accrued 33 27
Total pension expense recognized in the income statement within Personnel expenses 307 211
1 The pension plans surplus

is determined in accordance with

Swiss GAAP (FER 26) and

consists of the reserves for

the fluctuation in asset values

and prepaid contributions. The

reserves for the fluctuation did not
represent an economic benefit for UBS Switzerland AG in accordance with Swiss GAAP (FER 16) as of both 31 December 2024 and 31 December

2023. Refer to Note 2 for more information.
The Swiss pension plans recognized an economic benefit of CHF 7m as of 31 December 2024 and nil as of 31 December
2023.
Note 27

Related parties
Transactions

with related

parties are

conducted at

internally agreed

transfer prices,

at arm’s

length or,

with respect

to
loans, fixed

advances and

mortgages to

non-independent

members of

the governing

bodies in

the ordinary

course of
business, on substantially

the same terms

and conditions

that are

available to other

employees, including

interest rates
and collateral, and neither involve more than

the normal risk of collectability nor contain any other unfavorable features
for the firm. Independent

members of the

governing bodies are granted

loans and mortgages in the

ordinary course of
business at general market conditions.

31.12.24 31.12.23
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1

9,542

78,280

3,257

33,493
of which: due from / to banks

3,654

76,692

3,049

32,470
of which: receivables / payables from securities financing transactions

5,298

230

0

13
of which: due from / to customers

219

571

174

373
of which: accrued income / expenses

15

249

6

75
of which: other assets / liabilities

149

248

16

135
Subsidiaries
2

4,867

601

183

55
of which: due from / to banks

4,532

457

0

0
of which: due from / to customers

238

49

182

54
Affiliated entities
3

535

2,011

174

805
of which: due from / to banks

352

436

120

187
of which: due from / to customers

7

1,037

4

354
of which: other assets / liabilities

171

502

46

251
Members of governing bodies
4

70

125

58

22
External auditors

2

0

0

0
Other related parties
5

545

264

154

82
1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.

2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG, UBS Hypotheken Schweiz AG, UBS Hypotheken
AG, Bank-now AG, FIDES Treasury

Services AG, Credit Suisse Entrepreneur Capital AG and Credit

Suisse (Schweiz) Hypotheken AG.

3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG, excluding subsidiaries of UBS Switzerland AG. Refer to Note 15 for more information.

4 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and the members of the Board of Directors and Executive Board of UBS AG.

5 Includes amounts due from /
to other participations. As of 31 December 2024, CHF 172m of guarantees (31 December 2023:

CHF 7m) and CHF 765m of irrevocable loan commitments (31 December 2023: CHF

0m) are reported off-balance sheet
as contingent liabilities under Credit guarantees and

similar instruments and Irrevocable commitments,

respectively. Additionally, CHF

73m other credit lines were provided to

other participations as of 31 December
2024 (31 December 2023: CHF 71m).

UBS Switzerland AG standalone financial

statements (audited)

Note 28

Fiduciary transactions
CHF m 31.12.24 31.12.23
Fiduciary deposits

69,938

59,247
of which: placed with third-party banks

26,195

24,387
of which: placed with subsidiaries and affiliated entities

43,743

34,860
Fiduciary loans

1,774

809
Total fiduciary transactions

71,712

60,056
Fiduciary transactions encompass

customer deposits and

loans transactions entered

into or granted by

UBS Switzerland
AG that result in

holding or placing assets and

liabilities on behalf of

individuals, trusts, defined benefit

plans and other
institutions. Unless

the recognition

criteria for

the assets

and liabilities

are satisfied,

these assets

and liabilities

and the
related

income

and

expense

are

excluded

from

UBS

Switzerland

AG’s

balance

sheet

and

income

statement

but

are
disclosed

in

this

Note

as

off-balance

sheet

fiduciary

transactions.

Client

deposits

that

are

initially

placed

as

fiduciary
transactions with UBS Switzerland AG

may be recognized on

UBS Switzerland AG’s balance sheet

in situations in which
the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table
above.
Note 29a

Invested assets and net new money
As of or for the year ended
CHF bn 31.12.24 31.12.23
Discretionary assets

179

111
Other invested assets

870

590
Total invested assets (double counts included)

1,049

701
of which: double counts

1

0
Net new money (double counts included)

18

51
Note 29b

Development of invested assets
For the year ended
CHF bn 31.12.24 31.12.23
Total invested assets (including double counts) at the beginning of the year

701

644
Invested assets recognized upon the merger with

Credit Suisse (Schweiz) AG as of 1.7.24
1

262
Net new money inflows / (outflows)

18

51
Market movements (including dividends and interests)

40

41
Currency effects

28

(30)
Other effects

0

(5)
of which: acquisitions / (divestments)

0

0
Total invested assets (including double counts) at the end of the year
2

1,049

701
1 Invested assets recognized upon the

legal effectiveness date of the merger of

UBS Switzerland AG and Credit Suisse (Schweiz)

AG were measured as of 1 July 2024

and are reported in alignment with UBS

accounting
policies outlined in “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS

Group Annual Report 2024.

2 There were invested assets double counts of CHF 1bn
as of 31 December 2024 and there were no double counts as of 31 December 2023.
›
Refer to “Note 31 Invested assets and net

new money” in the “Consolidated financial

statements” section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information

UBS Switzerland AG standalone

Statement of proposed appropriation of total profit
and dividend distribution
The Board of

Directors proposes that

the Annual General

Meeting of Shareholders

(AGM) on 9

April 2025 approve

the
appropriation of

total profit

and an

ordinary dividend

distribution of

CHF 4,200m

out of

the total

profit (CHF

2,371m)
and out

of the

voluntary earnings

reserve (CHF

1,378m) and

out of

the other

statutory capital

reserve (CHF

450m) as
follows:
For the year ended
CHF m 31.12.24
Net profit for the period

2,371
Profit / (loss) carried forward

0
Total profit available for appropriation

2,371
Appropriation of total profit
Dividend distribution

(2,371)
Profit / (loss) carried forward

0
Proposed dividend out of voluntary earnings reserve
Voluntary earnings reserve before proposed distribution

1,378
Dividend distribution

(1,378)
Voluntary earnings reserve after proposed distribution

0
Proposed dividend out of other statutory capital reserve
Statutory capital reserve, of which other statutory capital reserve before proposed distribution

1,161
Dividend distribution

(450)
Statutory capital reserve, of which other statutory capital reserve after proposed distribution

711

UBS Switzerland AG standalone regulatory

information

UBS Switzerland AG standalone regulatory
information
Key metrics for the fourth quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During the fourth quarter of 2024, common

equity tier 1 capital decreased by CHF

0.4bn to CHF 21.7bn, mainly due to
the operating profit being more than offset by additional

dividend accruals.

Total

risk-weighted

assets

(RWA)

increased

by

CHF 1.0bn

to

CHF 186.3bn,

mainly

driven

by

higher

credit

risk

RWA,
primarily due to an increase in lending, as well as higher

market risk RWA.
The leverage

ratio denominator

(the LRD)

decreased by

CHF 11.4bn to

CHF 556.1bn, mainly

due to

a reduction

in the
exposure to the Swiss National Bank, driven by treasury activities.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland AG

decreased

3.2 percentage

points

to
143.5%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA). The movement

in the quarterly

average LCR was

driven by an

increase in net

cash outflows and a

decrease in
high-quality liquid

assets (HQLA).

Net cash outflows

increased by

CHF 1.2bn to CHF

87.2bn, reflecting

higher outflows
from

customer

deposits,

partly

offset

by

lower

net

outflows

from

derivatives.

HQLA

decreased

by

CHF 1.0bn

to
CHF 125.0bn, primarily driven

by lower cash

available from funding

received from UBS

AG, partly offset by

higher cash
available

from

a

reduction

in

lending

assets,

higher

customer

deposits

and

an

issuance

of

EUR-denominated

covered
bonds on 23 September 2024.
As of 31 December 2024, the net stable funding ratio

decreased 2.5 percentage points to 132.2%, remaining above the prudential requirement

communicated

by FINMA.

Available stable

funding decreased

by CHF 10.0bn

to CHF 359.2bn,
mainly

driven

by

lower

customer

deposits.

Required

stable

funding

decreased

by

CHF 2.3bn

to

CHF 271.7bn,

mainly
driven by lower lending assets.

UBS Switzerland AG standalone regulatory

information

KM1: Key metrics
CHF m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

21,659

22,016

12,601

12,630

12,515
2 Tier 1

29,652

30,009

17,601

17,630

17,515
3 Total capital

29,652

30,009

17,601

17,630

17,515
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

186,265

185,237

110,294

111,292

107,097
4a Minimum capital requirement
1

14,901

14,819

8,824

8,903

8,568
4b Total risk-weighted assets (pre-floor)

168,033

167,384

100,623

102,993

99,936
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

11.63

11.89

11.43

11.35

11.69
6 Tier 1 ratio (%)

15.92

16.20

15.96

15.84

16.35
7 Total capital ratio (%)

15.92

16.20

15.96

15.84

16.35
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.08

0.08

0.07

0.05

0.04
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.88

0.90

0.81

0.81

0.84
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.58

2.58

2.57

2.55

2.54
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

7.13

7.39

6.93

6.85

7.19
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

556,053

567,484

337,149

337,653

330,515
14 Basel III leverage ratio (%)

5.33

5.29

5.22

5.22

5.30
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

125,007

126,037

78,141

77,489

76,288
16 Total net cash outflow

87,160

85,964

53,601

54,396

53,564
16a of which: cash outflows

116,768

114,992

74,884

75,050

73,049
16b of which: cash inflows

29,608

29,027

21,283

20,654

19,485
17 LCR (%)

143.47

146.68

145.89

142.47

142.46
Net stable funding ratio (NSFR)
6
18 Total available stable funding 359,170 369,168 224,953 224,591 222,709
19 Total required stable funding 271,688 274,029 165,291 166,818 166,100
20 NSFR (%) 132.20 134.72 136.10 134.63 134.08
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS

capital buffer requirements

for risk-weighted positions

that are directly

or indirectly backed

by residential properties

in Switzerland.

4 Represents the

CET1 ratio

that is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated
after the application of haircuts, inflow

and outflow rates, as well

as, where applicable, caps on

Level 2 assets and cash inflows.

Calculated based on an average

of 64 data points in the fourth quarter

of 2024 and
65 data points in the

third quarter of 2024. For the prior-quarter

data points, refer to the respective Pillar 3

Report, available under “Pillar 3 disclosures” at

ubs.com/investors, for more information.

6 UBS Switzerland
AG is required to maintain a minimum NSFR

of at least 100% on an ongoing basis,

as set out in Art. 17h para. 1 of

the Liquidity Ordinance. A portion of the excess

funding is used to fulfill the NSFR requirement of
UBS AG standalone.

UBS Switzerland AG standalone regulatory

information

Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of

the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and

information

as required

by FINMA;

details

regarding

eligible

gone

concern instruments

are
provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

31 December

2024,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS Switzerland AG
standalone were 15.26% (including a countercyclical buffer

of 0.96%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going

concern

requirements,

excluding

the

countercyclical

buffer

requirements.

Outstanding

total

loss-absorbing
capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern

requirements

until

one

year

before
maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.26
1

28,426

5.00
1

27,803
Common equity tier 1 capital

10.96

20,416

3.50

19,462
of which: minimum capital

4.50

8,382

1.50

8,341
of which: buffer capital

5.50

10,245

2.00

11,121
of which: countercyclical buffer

0.96

1,790
Maximum additional tier 1 capital

4.30

8,009

1.50

8,341
of which: additional tier 1 capital

3.50

6,519

1.50

8,341
of which: additional tier 1 buffer capital

0.80

1,490
Eligible going concern capital
Total going concern capital

15.92

29,652

5.33

29,652
Common equity tier 1 capital

11.63

21,659

3.90

21,659
Total loss-absorbing additional tier 1 capital

4.29

7,994

1.44

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

4.29

7,994

1.44

7,994
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

16,514

3.10

17,238
of which: base requirement including add-ons for market share and

LRD

8.87
3

16,514

3.10
3

17,238
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.35

19,274

3.47

19,274
TLAC-eligible unsecured debt

10.35

19,274

3.47

19,274
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.13

44,940

8.10

45,040
Eligible total loss-absorbing capacity

26.27

48,926

8.80

48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

186,265
Leverage ratio denominator

556,053
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

UBS Switzerland AG standalone regulatory

information

Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

29,652

30,009

17,515
Total tier 1 capital

29,652

30,009

17,515
Common equity tier 1 capital

21,659

22,016

12,515
Total loss-absorbing additional tier 1 capital

7,994

7,993

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

7,994

7,993

5,000
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19,274

20,007

11,176
TLAC-eligible unsecured debt

19,274

20,007

11,176
Total loss-absorbing capacity
Total loss-absorbing capacity

48,926

50,016

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

186,265

185,237

107,097
Leverage ratio denominator

556,053

567,484

330,515
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

15.9

16.2

16.4
of which: common equity tier 1 capital ratio

11.6

11.9

11.7
Gone concern loss-absorbing capacity ratio

10.3

10.8

10.4
Total loss-absorbing capacity ratio

26.3

27.0

26.8
Leverage ratios (%)
Going concern leverage ratio

5.3

5.3

5.3
of which: common equity tier 1 leverage ratio

3.9

3.9

3.8
Gone concern leverage ratio

3.5

3.5

3.4
Total loss-absorbing capacity leverage ratio

8.8

8.8

8.7

UBS Switzerland AG standalone regulatory

information

Capital instruments
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a
Means by which enforceability requirement of Section 13 of

the
TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares
Loan
3
Loan
3
Loan
3
Loan
3
Loan
3
Loan
3
8
Amount recognized in regulatory capital (currency in million,

as of
most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 500 CHF 700 CHF 675 CHF 825 CHF 1,325
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 500 CHF 700 CHF 675 CHF 825 CHF 1,325
10 Accounting classification
4
Equity attributable to UBS Switzerland
AG shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 29 October 2020 11 March 2021 2 June 2021 2 June 2021 29 November 2024
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption amount – First optional repayment date:

18 December 2022
5
First optional repayment
date:

29 October 2025
First optional repayment
date:

11 March 2026
First optional repayment
date:

2 June 2026
First optional repayment
date:

2 June 2028
First optional repayment
date:

17 December 2029
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:
principal amount, together with any accrued and unpaid interest thereon.
Repayable on the first
optional repayment date
or on any of every
second interest payment
date thereafter.
Repayment subject to
FINMA approval.
Optional repayment
amount: principal
amount, together with
any accrued and unpaid
interest thereon.
Repayable on the first optional repayment date or
on any interest payment date thereafter.
Repayment subject to FINMA approval. Optional
repayment amount: principal amount, together
with any accrued and unpaid interest thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.
Early repayment
possible due to a tax or
capital event.
Repayment due to tax
event subject to FINMA
approval.
Repayment amount:
principal amount,
together with accrued
and unpaid interest.

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
3-month SARON
Compound
+ 340 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) – Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure

UBS Switzerland AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the

insolvency
creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back,
the assets of the liquidated company are
divided between the shareholders pro
rata based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable as

of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG’s

financial statements under Swiss GAAP.

5 The entity decided not to trigger

the call
option. There is no expected date for the repayment.

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
–
3 Governing law(s) of the instrument Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a
Regulatory treatment
4 Transitional Basel III rules
1
Additional tier 1 capital
5 Post-transitional Basel III rules
2
Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction)
Loan
3
Loan
3
Loan
3
Loan
3
Notes
5
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 475 CHF 700 CHF 700 CHF 700 CHF 500
9 Par value of instrument (currency in million) CHF 475 CHF 700 CHF 700 CHF 700 CHF 500
10 Accounting classification
4
Due to banks held at amortized cost
11 Original date of issuance 11 December 2024 17 December 2024 17 December 2024 17 December 2024 31 May 2022
12 Perpetual or dated Perpetual
13 Original maturity date –
14 Issuer call subject to prior supervisory approval Yes

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
First optional repayment date:

11 December 2030
First optional repayment date:

17 December 2031
First optional repayment date:

17 December 2032
First optional repayment date:

18 December 2034
First optional repayment date:

17 December 2029
Repayable at any time after the first
optional repayment date.
Repayment subject to FINMA approval.
Optional repayment amount: principal
amount, together with any accrued and
unpaid interest thereon.
Repayable on the first optional repayment date or on any interest payment date thereafter.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest thereon.
16 Subsequent call dates, if applicable Early redemption possible due to a Tax or Regulatory Event. Subject to
satisfaction of Conditions for
Redemption. Redemption amount:
aggregate principal amount, together
with accrued and unpaid interest.
Early repayment possible due to a tax or capital event.

Repayment due to tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon Floating
18 Coupon rate and any related index 3-month SARON Compound
+ 339 bps

per annum quarterly
3-month SARON Compound
+ 313 bps

per annum quarterly
3-month SARON Compound
+ 305 bps

per annum quarterly
3-month SARON Compound
+ 288 bps

per annum quarterly
3-month SARON Compound
+ 330 bps

per annum quarterly
19 Existence of a dividend stopper No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary
21 Existence of step-up or other incentive to redeem No
22 Non-cumulative or cumulative Non-cumulative
23 Convertible or non-convertible Non-convertible
24 If convertible, conversion trigger(s) –
25 If convertible, fully or partially –
26 If convertible, conversion rate –
27 If convertible, mandatory or optional conversion –
28 If convertible, specify instrument type convertible into –
29 If convertible, specify issuer of instrument it converts into –
30 Write-down feature Yes
31 If write-down, write-down trigger(s)
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS Switzerland

AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure
UBS Switzerland AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially
Fully

33 If write-down, permanent or temporary Permanent
34 If temporary write-down, description of write-up mechanism –
34a Type of subordination Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share
capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features –
37 If yes, specify non-compliant features –
1 Based on Swiss SRB (including transitional arrangement) requirements.

2 Based on Swiss SRB requirements applicable as of 1 January

2020.

3 Loans granted by UBS AG, Zurich Branch.

4 As applied in UBS Switzerland AG’s

financial statements under Swiss GAAP.

5 Notes subscribed for by UBS AG,

Zurich
Branch.

UBS Switzerland AG standalone regulatory information

Climate risk
Our climate

strategy

and governance

are determined

and overseen

at the

UBS Group

level. Similarly,

we identify

and
manage climate

risks, including

climate-related

financial risks,

in our

own operations,

balance sheet,

client assets

and
supply chain at the UBS Group level.

Climate-related metrics for the UBS Switzerland

AG legal entity are presented in the

UBS Group Annual Report 2024.
›
Refer to “Our focus on sustainability” in the “How

we create value for our stakeholders” section and

to “Sustainability and
climate risk” in the “Risk management and control” section

of the UBS Group Annual Report 2024,

available under “Annual
reporting” at ubs.com/investors , for more information
›
Refer to “Our sustainability and impact strategy” in

the “Strategy” section of the UBS Group Sustainability

Report 2024, available
under “Annual reporting” at ubs.com/investors , for more information

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director
Date:

March 17, 2025